AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS*

          Millions of Mexican pesos of March 31, 2004, purchasing power



                                                                                          At March 31,
                                                                    -------------------------------------------------------
                                                                                              Millions of U.S. Dollars (**)
                                                                                              -----------------------------
                                                                         2003         2004            2003         2004
                                                                         ----         ----            ----         ----
                                       ASSETS
 Current assets:
     Cash and cash equivalents                                      Ps  1,896    Ps  2,026      US$    170    US$   182
     Accounts receivable                                                4,403        4,300             395          386
     Due from related parties                                             366          351              33           31
     Exhibition rights                                                    404          527              36           47
     Inventories                                                          165           60              15            5
                                                                       ------       ------          ------       ------

          Total current assets                                          7,233        7,265             648          651

 Accounts receivable from Unefon. S.A. de C.V. (Unefon)                 2,175        1,753             195          157
 Advance payments to Pappas Telecasting through Azteca America          1,215        1,440             109          129
 Exhibition rights                                                      1,392        1,025             125           92
 Property, machinery and equipment-Net                                  2,396        2,192             215          197
 Television concessions-Net                                             3,945        3,915             354          351
 Investment in Todito.com, S.A. de C.V. (Todito)                          315          195              28           17
 Other assets                                                           1,015          906              91           81
 Investment in Unefon                                                   1,830          755             164           68
 Investment in Cosmofrecuencias                                           374          101              34            9
 Goodwill-Net                                                           1,547        1,411             139          126
 Deferred income tax asset                                                166            -              15            -
                                                                       ------       ------          ------       ------

          Total assets                                              Ps 23,603    Ps 20,957      US$  2,116    US$ 1,879
                                                                       ======       ======          ======        =====


                      LIABILITIES AND STOCKHOLDERS EQUITY

 Current liabilities:

     Current portion of senior secured notes                        Ps  3,084    Ps      -      US$    277    US$     -
     Current portion of long-term bank loans                               51           94               5            8
     Short-term debt                                                      468          871              42           78
     Interest payable                                                     163          177              15           16
     Exhibition rights payable                                            524          358              47           32
     Accounts payable and accrued expenses                                955          697              86           62
     Due to related parties                                               215           19              19            2
                                                                       ------       ------          ------       ------

          Total current liabilities                                     5,460        2,216             490          199
                                                                       ------       ------          ------       ------

 Long-term financing liabilities:
     Senior secured notes                                               4,811        5,963             431          535
     Bank loans                                                            37          598               3           54
                                                                       ------       ------          ------       ------
     Total long-term financing liabilities:                             4,848        6,560             435          588
                                                                       ------       ------          ------       ------
 Other long-term liabilities:
     Loans from American Tower Corporation (ATC) due in 2019            1,343        1,336             120          120
     Advertising advances                                               4,565        4,777             409          428
     Unefon advertising advances                                        2,236        2,072             200          186
     Todito advertising, programming and services advance                 500          266              45           24
     Exhibition rights payable                                            201          126              18           11
     Deferred income tax payable                                            -           15               -            1
                                                                       ------       ------          ------       ------

     Total other long-term liabilities                                  8,845        8,592             793          770
                                                                       ------       ------          ------       ------

          Total liabilities                                            19,153       17,368           1,717        1,557
                                                                       ------       ------          ------       ------

 Stockholders equity:
     Capital stock                                                      3,066        3,066             275          275
     Premium on the issuance of capital stock                             179          179              16           16
     Contributions for future capital stock increases                       -           17               -            2
     Insufficiency in the restatement of capital                         (947)      (1,166)            (85)        (105)
     Accumulated deficit                                                 (561)        (768)            (50)         (69)
                                                                       ------       ------          ------       ------

 Majority stockholders equity                                           1,737        1,328             156          119
 Minority stockholders equity                                           2,712        2,261             243          203
                                                                       ------       ------          ------       ------

          Total stockholders equity                                     4,450        3,589             399          322
                                                                       ------       ------          ------       ------

          Total liabilities and stockholders equity                 Ps 23,603    Ps 20,957      US$  2,116    US$ 1,879
                                                                       ======       ======          ======        =====

     End of Period Exchange Rate                                    Ps  10.76    Ps 11.15

*    Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2004, expressed as of March 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.15 per U.S. dollar.

                 AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED RESULTS OF OPERATIONS*

          Millions of Mexican pesos of March 31, 2004, purchasing power


                                                                           First quarter ended March 31,
                                                           -----------------------------------------------------------
                                                                                         Millions of U.S. Dollars (**)
                                                                                         -----------------------------
                                                                2003             2004           2003          2004
                                                                ----             ----           ----          ----
Net revenue                                                Ps   1,431      Ps   1,546       US$  128      US$  139
                                                                -----           -----          -----         -----

Programming, production, exhibition and transmission costs        593             665             53            60
Sales and administrative expenses                                 274             274             25            25
                                                                -----           -----          -----         -----

Total costs and expenses                                          866             938             78            84
                                                                -----           -----          -----         -----

Operating profit before depreciation and amortization             565             608             51            55

Depreciation and amortization                                     104             115              9            10
                                                                -----           -----          -----         -----

Operating profit                                                  461             493             41            44
                                                                -----           -----          -----         -----

Other expense -Net                                                (85)            (74)            (8)           (7)
                                                                -----           -----          -----         -----

Comprehensive financing cost:
Interest expense                                                 (284)           (279)           (25)          (25)
Other financing expense                                           (22)            (22)            (2)           (2)
Interest income                                                    43              55              4             5
Exchange (loss) gain -Net                                        (201)             43            (18)            4
Gain on monetary position                                          23               1              2             0
                                                                -----           -----          -----         -----

Net comprehensive financing cost                                 (441)           (201)           (40)          (18)
                                                                -----           -----          -----         -----

(Loss) income before provision for income tax                     (66)            218             (6)           20

Provision for income tax                                          (45)            (49)            (4)           (4)
                                                                -----           -----          -----         -----


Net (loss) income                                          Ps    (111)     Ps     168       US$  (10)     US$   15
                                                                =====           =====          =====         =====

Net income of minority stockholders                        Ps      36      Ps     115       US$    3      US$   10
                                                                =====           =====          =====         =====

Net (loss) income of majority stockholders                 Ps    (147)     Ps      54       US$  (13)     US$    5
                                                                =====           =====          =====         =====

End of Period Exchange Rate                                Ps   10.76      Ps   11.15

*    Mexican GAAP.
** The U.S. dollar figures represent the Mexican peso amounts as of March 31, 2004, expressed as of March 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.15 per U.S. dollar.